Exhibit 12.1

MB Financial, Inc.

Computation of the Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

	Nine Months Ended
	September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008		2007		2006

Earnings:
Pre-tax income from continuing operations	$ 16,733		$ 18,717		$ 20,552		$ (77,844)		$ (7,830)		$ 85,015		$ 90,237
Plus: fixed charges, excluding interest on deposits	25,183		24,832		32,831		39,941		43,918		60,524		45,761
Less: preferred stock dividend requirement (1)	(13,068)		(12,761)		(17,020)		(16,882)		(1,293)		-		-
Subtotal	28,848		30,788		36,363		(54,785)		34,794		145,539		135,998
Interest on deposits	35,312		60,252		75,850		121,614		151,370		185,649		141,108
Total	$ 64,160		$ 91,040		$ 112,213		$ 66,829		$ 186,164		$ 331,188		$ 277,106
Fixed Charges and Preferred Stock Dividend Requirement:
Interest expense, excluding interest on deposits	$ 10,787		$ 10,698		$14,018		$ 21,372		$ 41,530		$ 59,311		$ 45,084
Interest component of rental expense (2)	1,328		1,373		1,793		1,687		1,094		1,213		677
Preferred stock dividend requirement (1)	13,068		12,761		17,020		16,882		1,293		-		-
Subtotal	25,183		24,832		32,831		39,941		43,918		60,524		45,761
Interest on deposits	35,312		60,252		75,850		121,614		151,370		185,649		141,108
Total	$ 60,495		$ 85,084		$ 108,681		$ 161,555		$ 195,288		$ 246,173		$ 186,869

Rental expense, net (3)	$ 3,984		$ 4,119		$ 5,380		$ 5,062		$ 3,283		$ 3,638		$ 2,032
Interest component of rental expense	1,328		1,373		1,793		1,687		1,094		1,213		677
Preferred stock dividend and accretion	7,808		7,784		10,382		10,298		789		-		-

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement:
Excluding interest on deposits	1.15	x	1.24	x	1.11	x	(1.37)	x	0.79	x	2.40	x	2.97	x
Including interest on deposits	1.06	x	1.07	x	1.03	x	0.41	x	0.95	x	1.35	x	1.48	x

(1) Preferred stock dividend adjusted for pre-tax effect based on an effective tax rate of 40.25% for 2011 and 39% for 2006 through 2010.
(2) Net of building rental income.
(3) Interest component of rental expense is one-third of rental expense because it is the proportion deemed representative of the interest factor.